VIA EDGAR

April 22, 2021

Lauren Hamilton

U.S. Securities and Exchange Commission (the “SEC”)

100 F Street, NE

Washington, DC 20549

Re:                  Calvert Fund (File No. 811-03416); Calvert Impact Fund, Inc. (File No. 811-10045); Calvert Management Series (File No. 811-03101); Calvert Responsible Index Series, Inc. (File No. 811-09877), Calvert Social Investment Fund (File No. 811-03334), Calvert Variable Series, Inc. (File No. 811-03591) and Calvert World Values Fund, Inc. (811-06563) (each, a “Registrant” and each series thereof, a “Fund”)

Dear Ms. Hamilton:

This letter is in response to the comments you provided telephonically to the undersigned and Michael Keane on March 4, 2021 with respect to the shareholder reports and Forms N-CSR filed by the Registrants for the fiscal periods ended September 30, 2020, December 31, 2019 (Calvert Variable Series, Inc. only) and December 31, 2020, as applicable. The comments and Registrants’ responses thereto are set forth below. Comments marked with an asterisk apply to all of the Funds. Changes referenced in responses below will be incorporated into shareholder reports and applicable regulatory filings as noted below going forward.

1.	Calvert Flexible Bond Fund made a return of capital distribution during the fiscal year ended September 30, 2020. Please confirm that the Fund has complied with the shareholder notice requirements regarding its return of capital per Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: On the payment date for each of the Fund’s monthly distributions during the fiscal year ended December 31, 2020, the Fund had recognized ordinary income in accordance with generally acceptable accounting principles in an amount sufficient to cover the distribution. As such, the Fund was not required to send a written notification pursuant to Section 19(a) of the 1940 Act in connection with the Fund’s monthly distributions. The return of capital occurred as a result of tax adjustments determined after the end of the Fund’s fiscal year. The Fund believes that, per IM-DCFO 2019-02, it is good accounting practice to consider whether a Section 19(a) shareholder notice is required based on the character of a distribution as determined in accordance with generally accepted accounting principles at the time of the distribution.

2.	Although Calvert Income Fund had a tax return of capital distribution for the fiscal year ended September 30, 2020, the N-CEN filed on December 8, 2020 answered “no” to Item B.23 entitled “Rule 19a-1 notice.” Please explain and refile as appropriate.

Response: On the payment date for each of the Fund’s monthly distributions during its fiscal year ended September 30, 2020, the Fund had recognized ordinary income in accordance with generally acceptable accounting principles in an amount sufficient to cover the distribution. As such, the Fund was not required to send a written notification pursuant to Section 19(a) of the 1940 Act. The tax return of capital occurred as a result of tax adjustments that were determined after the end of the Fund’s fiscal year. The Fund believes item B.23 on the Form N-CEN filed on December 8, 2020 was answered correctly.

3.*	Calvert Bond Fund had approximately 11% of its net assets as a payable for when-issued, delayed delivery or forward commitment securities as of September 30, 2020. Please explain if such investments are part of the Fund’s principal investment strategy and, if not, please explain why. If they are a principal investment strategy please consider adding appropriate disclosure to the principal investment strategy and principal investment risks in the summary prospectus.

Response: The payable related to Calvert Bond Fund’s investment in certain corporate bonds, asset-backed securities and U.S. government agency mortgage-backed securities, all of which are included in the Fund’s principal investment strategy and principal investment risks. In response to your comment, the Fund’s principal investment strategy and principal investment risks will be clarified to note that the Fund’s investments may be issued on a when issued, delayed delivery and/or forward commitment basis. Corresponding disclosure will also be added to the principal investment strategies and principal risks of any other Funds that principally invest in instruments that may be issued on a when-issued, delayed delivery and/or forward commitment basis.

4.	Calvert Emerging Markets Advancement Fund had a significant amount of investments in the Asia-Pacific region during the fiscal year ended September 30, 2020. The Fund’s website as of March 31, 2020 indicated that almost 50% of the Fund’s assets were allocated to this region. Please consider whether this exposure is a principal risk to the Fund and, if not, please explain.

Response: The Fund believes that the inclusion of additional risk disclosure regarding its investment in the Asia-Pacific region is not necessary at this time, as the Fund has the following Geographic Risk disclosure in its summary prospectus:

Geographic Risk. Because the Fund may, under certain market conditions, invest significantly in a particular geographic region or country, the value of Fund shares may be affected by events that adversely affect that region or country and may fluctuate more than that of a fund that invests more broadly.

It is not a policy of the Fund to invest significantly in the Asia Pacific region specifically, rather the Fund may invest in the following countries classified as emerging markets by its investment adviser: Brazil, Chile, China, Columbia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey, and United Arab Emirates.

5.	With respect to Calvert Floating-Rate Advantage Fund and Calvert Flexible Bond Fund, for bank loans with multiple tranches and weighted average rates depicted as one unit of account please consider disclosing additional information about the various rates rather than including only a weighted average rate in the Schedule of Investments. Please refer to AICPA expert panel meeting minutes February 20, 2018.

Response: Senior floating-rate loans are presented in the Portfolio of Investments at the facility level, the unit of account at which senior floating-rate loans are traded and valued. A loan facility may be comprised of one or more contracts having the same maturity date, reference index and spread but different interest rate reset dates, possibly resulting in a different interest rate for each contract as of a reporting period. Certain facilities may also include a contract that is unfunded or partially funded. Because senior floating-rate loans trade at the facility level, the Funds believe that presenting each contract of a loan facility in the Portfolio of Investments would not be appropriate. For a loan facility held as of a report date that has multiple contracts, each Fund believes that its presentation in the Portfolio of Investments meets the requirements of footnote 1 of Section 12-12 of Regulation S-X to present each issue separately. The Funds also believe that presenting a weighted average interest rate of the contracts in the facility, including commitment fees on unfunded contracts, with footnote disclosure describing the interest rate shown meets the intent of footnote 2 of Section 12-12 of Regulation S-X relating to interest rates on variable rate securities.

6.	With respect to Calvert VP SRI Balanced Portfolio and Calvert Floating-Rate Advantage Fund, it appears that some of the loans held by the Funds may pay interest based on LIBOR. Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including how the transition to any successor rate could impact the liquidity and value of investments that reference LIBOR. Please see July 12, 2019 SEC Staff statement regarding LIBOR.

Response: Each Fund notes that the following disclosure appears under “Interest Rate Risk” in its Fund Summary:

Certain instruments held by the Fund pay an interest rate based on the London Interbank Offered Rate (“LIBOR”), which is the average offered rate for various maturities of short-term loans between certain major international banks. It is expected that LIBOR will be phased out beginning at the end of 2021. The phase-out of LIBOR may result in, among other things, increased volatility or illiquidity in markets for instruments based on LIBOR and changes in the value of such instruments.

The risks associated with the discontinuation of LIBOR are further discussed under “Investment Objective & Principal Policies and Risks - LIBOR” in each Fund’s prospectus.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Counsel